Exhibit 99.1

HTCO Launches U.S. Strategic Initiative Led by Chairman Christopher Nixon Cox, Establishes Independent Governance Committee for U.S. Operations

New York, March 13, 2026 / PRNewswire/– High-Trend International Group (Nasdaq: HTCO), a global ocean technology company, today announced a major strategic initiative aimed at accelerating the Company’s expansion into the United States and strengthening its engagement with U.S. capital markets.

Chairman Christopher Nixon Cox with White House Legacy to Lead U.S. Strategy

The Company announced that its Chairman of the Board of Directors, Christopher Nixon Cox, a member of the family of former U.S. President Richard Nixon, will personally lead the Company’s strategic initiatives and operational development in the United States.

In addition to serving as Chair of the Company’s newly established U.S. Operations Independent Governance Committee, Mr. Cox will directly oversee the planning, investment execution, and operational development of the Company’s U.S. initiatives. As the core leader of HTCO’s U.S. strategy, he will take on key responsibilities including formulating medium-to-long-term development strategies for the U.S. market, coordinating global resource networks for optimal integration, leading the identification, evaluation and execution of strategic M&A projects, and driving critical financing initiatives to solidify the Company’s capital structure.

The Board believes that combining governance leadership with direct operational involvement, leveraging Mr. Cox’s strategic leadership and rich experience in resource integration and major transactions, will accelerate HTCO’s entry into the U.S. and significantly strengthen the Company’s positioning within the U.S. capital markets.

Establishment of the U.S. Operations Independent Governance Committee

To further strengthen the Company’s governance framework and support its U.S. expansion, the Board of Directors approved the establishment of a U.S. Operations Independent Governance Committee.

The committee will oversee U.S. strategy, capital market initiatives, major investments, and the development of strategic projects in the United States, providing a robust governance guarantee for the steady advancement of HTCO’s U.S. business layout and the implementation of key strategic decisions. This Committee consists of Christopher Nixon Cox as Chairman, Christopher Renn and Jinyu Chang as members.

Performance-Based Equity Incentive Aligned with Shareholder Value - Market-Based Pricing Reflects Value Recognition and Growth Confidence

The Company also announced that it has established a long-term, performance-based equity incentive plan for Mr. Cox, which is designed to align the leadership’s performance with the creation of long-term shareholder value. Mr. Cox has been granted market-priced stock options to purchase an aggregate of 1,030,000 shares of the Company’s class A ordinary shares, consisting of two tranches: Tranche 1 consists of options to purchase 80,000 shares with an exercise price of $8.27 per share, based on the closing price of HTCO’s class A ordinary shares on the Nasdaq Capital Market on the grant date; Tranche 2 consists of options to purchase 950,000 shares, also with an exercise price of $8.27 per share.

Under the incentive plan, a significant portion of the stock option grants will only vest upon the achievement of key strategic milestones:

Tranche 1 (80,000 shares):

•	50,000 options vested immediately;

•	the remaining 30,000 shares vest in stages during 2026–2027, subject to the recipient’s continued service with the Company, vesting as follows:

o	10,000 shares vest on December 10, 2026, exercisable through December 10, 2036, which is a retention bonus and not subject to performance review;

o	10,000 shares vest on December 10, 2026, exercisable through December 10, 2036, subject to performance review;

o	10,000 shares vest on December 10, 2027, exercisable through December 10, 2037, subject to performance review.

Tranche 2 (950,000 shares):

•	will become exercisable upon the achievement of core strategic milestones including:

o	forming and leading the Company’s U.S. projects and ongoing operations;

o	raising a minimum of $50 million for the Company through one or more financing transactions;

o	(the Company achieving a market capitalization of $300 million based on a 30-day VWAP on a fully diluted basis.

Under this market-based pricing and differentiated vesting structure the Chairman will stand at the same value starting point as all public shareholders, sharing both upside potential and market risks, and further aligns his personal interests closely with those of the Company and its shareholders. Shixuan He, Chief Executive Officer of HTCO, stated, “This equity incentive arrangement will solidify the linkage between leadership incentives for Mr. Cox and long-term shareholder value creation.”

Strategic Growth Platform in the United States

HTCO views the U.S. as a core market for its next stage of growth and intends to expand through strategic investments, capital formation, innovative project development, and targeted strategic M&A. The Company intends to leverage Chairman Christopher Nixon Cox’s strategic leadership and resource integration capabilities to foster strategic partnerships in the U.S. market, enhance operational efficiency and synergies, and accelerate scale expansion and business diversification in the shipping and technology sectors.

The Company believes that leveraging the depth and global influence of the U.S. capital markets, combined with the precise strategic deployment and strong leadership of Mr. Cox, will strongly support the formation of HTCO’s long-term international growth platform and drive the sustainable development of the Company’s global shipping and technology business.

About High-Trend International Group

High-Trend International Group is a global ocean transportation company.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by these statements, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2025. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.

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